UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 24, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119 and NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $10,310,632.50 Yield Enhanced Equity Linked Debt Securities (“YEELDS®”) due December 27, 2013 (Linked to the Common Stock of Safeway Inc.)

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-190038):

•                  $1,175,000 Phoenix Autocallable Notes Due August 6, 2014 Linked to the Common Stock of Las Vegas Sands Corp.

•                  $1,197,000 Phoenix Autocallable Notes due August 6, 2014 Linked to the Class A Common Stock of Facebook, Inc.

•                  $1,770,000 Phoenix Autocallable Notes due August 6, 2014 Linked to the Common Stock of PulteGroup, Inc.

•                  $5,038,350 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Occidental Petroleum Corporation due January 26, 2015

•                  $5,910,870 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Ford Motor Company due January 26, 2015

•                  $913,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Invesco Ltd. due January 26, 2015

•                  $605,000 Contingent Buffered Return Enhanced Notes due August 6, 2014 Linked to the S&P 500® Index

•                  $390,000 Capped Callable CMS Steepener Notes due July 24, 2028

•                  $18,345,000 Dual Directional Notes due July 30, 2014 Linked to the Performance of WTI Crude

Exhibit No.	Description
5.1

Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes pursuant to the the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119) under New York law.

5.2

Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes pursuant to the the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119), as to certain matters under English law.

5.3

Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes pursuant to the the Company’s automatic shelf registration statement on Form F-3 (File No. 333-190038) under New York law.

5.4

Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes pursuant to the the Company’s automatic shelf registration statement on Form F-3 (File No. 333-190038), as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: July 24, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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